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                                                                   Exhibit 99




                   [HANSON NORTH AMERICA, INC. letterhead]

                                     Hanson North American, Inc.
                                     581 Main Street, Woodbridge, NJ 07095
                                     Telephone (908) 726-2600
                                     Fax (908) 726-9290



                                April 15, 1997



Sent Via Facsimile and Regular Mail

Mr. Robert K. Wagner
Chairman
Koppers Industries, Inc.
436 Seventh Avenue
Pittsburgh, Pennsylvania

     Re:  Koppers Industries, Inc. ("Koppers") -
          Annual Report on Form 10-K for the Fiscal Year
          Ended December 31, 1996 (the "1996 10-K")
          -------------------------------------------

Dear Mr. Wagner:

    I am writing to memorialize Brian Beazer's and my strong disagreement with certain disclosure in Koppers' 1996 10-K concerning the environmental Indemnity given by Beazer East and the Guarantee given by Beazer Limited of Beazer East's obligations under the Indemnity. Although we actively commented on all the drafts of the 1996 10-K that we received, we were unable to persuade you and other directors and officers of Koppers to correct the disclosure. Therefore, as you know, Mr. Beazer and I did not sign, and do not endorse, the 1996 10-K as filed.

    By way of background, the Indemnity and the Guarantee were given to Koppers at the closing of its acquisition of certain assets from a subsidiary of Beazer Limited (then known as Beazer PLC). The closing took place in December 1988--nearly three years prior to Hanson PLC's acquisition of Beazer Limited. Neither at the time of its acquisition of Beazer Limited nor at any time thereafter did Hanson PLC make any commitment to Koppers that it would provide financial support to enable Beazer East and/or Beazer Limited to meet their respective obligations under the Indemnity and the Guarantee.

    Until the 1996 10-K, Koppers' registration statements and annual reports on Form 10-K never contained any implication to the contrary. For example, all the prior filings correctly stated the following: "Although Beazer East and Beazer Limited have performed their respective obligations since 1989, there can be no assurances that Beazer East and Beazer Limited will continue to meet their obligations under the Indemnity and the Guarantee, respectively."
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    We agree with the 1996 10-K insofar as it repeats the strong cautionary language quoted above about Beazer East's and Beazer Limited's ability to perform under the Indemnity and the Guarantee. We also agree with the 1996 10-K insofar as it augments the cautionary language by presenting financial information about the negative net worth and negative cash flow of Beazer East and the negative shareholders funds balance of Beazer Limited. In fact, we strongly recommended that this information be included in the 1996 10-K because Beazer East's financial condition had materially worsened since the filing of the 1995 10-K principally as a result of Beazer East's required adoption of Financial Accounting Standard 121 ("Accounting for the Impairment of Long
Lived Assets"), which necessitated a $4.4 billion pre-tax write down in the carrying value of its assets.

    Unfortunately, and in disregard of our comments, the balance of the disclosure about the Indemnity and the Guarantee in the 1996 10-K misleadingly minimizes the financial risks to Koppers:

    . The 1996 10-K states that a "fellow subsidiary undertaking provides financial support to enable Beazer Limited to meet its liabilities as they fall due." This disclosure implies that a formal agreement exists on the part of a sister subsidiary of Beazer Limited to continue to provide financial support indefinitely. In fact, a sister subsidiary has given a letter of support stating the subsidiary's intention to
                                                              ---------
       provide financial support to Beazer Limited "in the absence of unforeseen circumstances". This letter does not create a legally binding obligation under U.K. law, which governs the letter.

    .  The 1996 10-K states that Koppers "has been informed that Beazer
       East ... and Beazer Limited will remain wholly-owned indirect subsidiaries of Hanson PLC." This is misleading in two respects.
       First, Koppers was not informed that Beazer East and Beazer Limited
                          ---
       would remain subsidiaries of Hanson PLC indefinitely, as the statement implies. Rather, Mr. Beazer simply clarified that Beazer East and Beazer Limited were remaining with Hanson PLC rather than being transferred to one of the companies being spun off to Hanson PLC shareholders. As we previously informed you, this clarification was not intended as and could not fairly have been construed as a commitment that Beazer East and Beazer Limited would remain subsidiaries of Hanson PLC indefinitely. Although Hanson PLC has no present plan or intention to dispose of Beazer East or Beazer Limited, readers of Koppers' 1996 10-K must understand that Hanson PLC is free to do so at any time. The second misleading aspect of the disclosure is the implication that Hanson PLC's retention of Beazer East and Beazer Limited as subsidiaries would somehow be beneficial to Koppers when, in fact, Hanson PLC has no obligation to provide them any financial support whatsoever. Disclaimer should have been made in the 10-K.

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    .  The 1996 10-K quotes a portion of a Hanson PLC descriptive brochure and misleadingly implies that the quotation provides a reasonable basis for the following statement: "Management believes that Beazer East and Beazer Limited will continue to fulfill their obligations as they have for the last 8 years." In fact, the quotation merely makes clear that
       (i) the environmental liabilities relating to Koppers' sites arose prior to Hanson PLC's acquisition of Beazer Limited and (ii) the liabilities are being actively managed by working with the relevant regulatory authorities to create acceptable and cost effective remediation plans as well as pursuing legal remedies against insurers and other responsible parties.

    Hanson PLC's balance sheet is prepared on a consolidated basis. Therefore, because Beazer East and Beazer Limited are wholly-owned subsidiaries of Hanson PLC, their liabilities are reflected as consolidated liabilities of the Hanson group. While this is the correct accounting presentation of the liabilities, it does not alter the fact that, as a legal matter, the liabilities of Beazer East and Beazer Limited under the Indemnity and the Guarantee are imposed on, and will be borne by, these legal entities alone.

    As a result of the significant disagreement about the disclosure described above, I hereby resign, with immediate effect, from the Board of Directors of Koppers and request that Koppers promptly disclose the disagreement and this letter as required by Form 8-K.

                                  Very truly yours,



                                  Peter J. Statile


cc:  Robert K. Wagner
     Donald P. Traviss
     Donald E. Davis
     Clayton A. Sweeney (c/o Randall D. Collins)
     Brooks C. Wilson (c/o Randall D. Collins)
     N. H. Prater (c/o Randall D. Collins)

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